UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

FOR THE MONTH OF JUNE, 2012

COMMISSION FILE NUMBER: 001-34556

GLG LIFE TECH CORPORATION
(Translation of registrant’s name into English)

Suite 2168, 1050 West Pender Street,
Vancouver, BC, Canada V6E 3S7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBITS

Exhibit Number	Description
99.1	[Press release dated June 1, 2012]
99.2	[Management Information Circular]
99.3	[Form of Proxy]
99.4	[Notice of Meeting]
99.5	[SEC Letter from PwC]
99.6	[Shareholder Request Form]
99.7	[Voting Instruction Form]
99.8	[Notice of Meeting and Record Date]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLG LIFE TECH CORPORATION
(Registrant)

/s/ Brian Meadows
		Name:	Brian R. Meadows
		Title:	Chief Financial Officer

Date:	June 1, 2012